Exhibit 21.1

Bitcoin Depot Inc.

List of subsidiaries

Bitcoin Depot Inc. has the following subsidiaries as of December 31, 2024:

Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities Owned by Immediate Parent
BT Holdco LLC	Delaware	100%
BT Assets, Inc.	Delaware	97%
Bitcoin Depot Operating, LLC	Delaware	100%
Intuitive Software, LLC	Canada	100%
Digital Gold Ventures, Inc.	Canada	100%
BitAccess, Inc.	Canada	80%
Mintz Assets, Inc.	Georgia	100%
BTM Solutions India Private Limited	India	100%
Express Vending, Inc.	Canada	100%
COAM Assets, LLC	Delaware	100%